FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR February 1, 2006

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













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                                  FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      January 31, 2006

3.    Press Release
      -------------

      January 31, 2006

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has completed the common share equity financing which was announced in December 2005. DynaMotive raised
$ 4.3 million in private equity since December 1, 2005 plus an additional $
0.7 million from the exercise of warrants and options.

The Company further announced that it has commenced its capital and development program for 2006. Key objectives of the program include the development of two 200 tonne per day projects previously announced, as well as a program of advanced technology development and product testing. The Company is entitled to receive matching funding from Technology Partnerships Canada for certain aspects of its development program, thus allowing it to further leverage its investment in technology.

"We are pleased to announce the success of our financing initiatives and the implementation of a capital spending program that will result in accelerated development of advanced pyrolysis plants and a more aggressive market penetration program," said Andrew Kingston, President & CEO of DynaMotive. "In December, after careful review of our near-term revenue expectations, our outstanding warrant and option positions, project finance capabilities and capital requirements for 2006 and 2007, we were able to reduce our near-term financing requirements and have thus avoided unnecessary dilution to shareholders. Protecting and enhancing shareholder value is a key objective for management. Through the implementation of this strategy, we are in a position to deliver on both counts."

Proceeds from financing since December 1, 2005: US$ 4.3 million
Common stock issued (or to be issued): 6.3 million shares
Average Price of Shares issued: US$0.68/share
Warrants issued: 1.3 million
Average Exercise Price of 2-year Warrants issued: US$1.01

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. as of the 31st day of January 2006.

             DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                       (signed)    "Andrew Kingston"
                                    ---------------
                                    Andrew Kingston
                                    President & CEO











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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

  DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release: January 31st 2005

              DynaMotive Announces Successful Financings


Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has completed the common share equity financing which was announced in December 2005. DynaMotive raised $ 4.3 million in private equity since December 1, 2005 plus an additional $
0.7 million from the exercise of warrants and options.

The Company further announced that it has commenced its capital and development program for 2006. Key objectives of the program include the development of two 200 tonne per day projects previously announced, as well as a program of advanced technology development and product testing. The Company is entitled to receive matching funding from Technology Partnerships Canada for certain aspects of its development program, thus allowing it to further leverage its investment in technology.

"We are pleased to announce the success of our financing initiatives and the implementation of a capital spending program that will result in accelerated development of advanced pyrolysis plants and a more aggressive market penetration program," said Andrew Kingston, President & CEO of DynaMotive. "In December, after careful review of our near-term revenue expectations, our outstanding warrant and option positions, project finance capabilities and capital requirements for 2006 and 2007, we were able to reduce our near-term financing requirements and have thus avoided unnecessary dilution to shareholders. Protecting and enhancing shareholder value is a key objective for management. Through the implementation of this strategy, we are in a position to deliver on both counts."

Proceeds from financing since December 1, 2005: US$ 4.3 million
Common stock issued (or to be issued): 6.3 million shares
Average Price of Shares issued: US$0.68/share
Warrants issued: 1.3 million
Average Exercise Price of 2-year Warrants issued: US$1.01

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources normally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".

Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission

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